500 East Pratt Street | Suite 1250 | Baltimore, MD 21202
p 443.874.1300 | f 443.874.1336 | www.metastorm.com

November 12, 2008

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Facsimile Number: (202) 772-9210

Attn:	Mr. Mark P. Shuman
Mr. Evan S. Jacobson

	Re:	Metastorm Inc. Request for Withdrawal of
Registration Statement on Form S-1 (File No. 333-150887)

Gentlemen:

On May 13, 2008, Metastorm Inc (the “Company”) filed Registration Statement No. 333-150887 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.

The Company has determined at this time not to proceed with the proposed offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold in connection with the proposed offering under the Registration Statement. The Company may, however, undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

This registration withdrawal request will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that the request will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Kevin T. Collins, of Goodwin Procter LLP, at (212) 813-8809.

Sincerely,

/s/ Swata J. Gandhi
Swata J. Gandhi
Executive Vice President and General Counsel

cc:	Melissa Feider (Securities and Exchange Commission)
Kathleen Collins (Securities and Exchange Commission)
Kevin T. Collins (Goodwin Procter LLP)